Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: May 17, 2018

The following are excerpts of the transcript from the presentation by David M. Cordani, Cigna's President and Chief Executive Officer, and Eric Palmer, Cigna's Executive Vice President and Chief Financial Officer, at the Bank of America Merrill Lynch Health Care Conference.

Kevin Fischbeck:
Thanks for joining us today.  It's my pleasure to introduce Cigna.  Cigna is one of the largest managed care companies in the United States with a broad portfolio of commercial, Medicare and some Medicaid business, as well as global supplement business.  Presenting today is David Cordani, who's the President and CEO; Eric Palmer, who is the CFO; Will McDowell from Investor Relations is also in the audience.  We have Alexis Jones from Investor Relations as well.  They were gracious enough to go right into Q&A, back to David, do you want to start? (Inaudible) I think is where we jump right in.

David Cordani:
Sure.  Maybe just a few minutes and then first, thanks for the opportunity and thank you all for your time today.  Just as we get into the Q&A, a couple basic messages to reinforce.  One, as a global health service company, we have a long and proven track record of always starting with our customers front and center and making sure we're innovating products, programs and services; starting from the customer lens.  That's an individual with a client orientation that's an employer client, and innovating the health, well-being and sense of security solutions.  So we make sure we are able to deliver affordable, highly personalized services for the benefit of our clients' customers.

As a result, we're proud of the fact that we have a great growth track record from a top-line standpoint, from an expansion of relationships.  We're proud to have 95 million customer relationships around the world today.  By doing so, we're creating that value and we also have a great track record of earnings growth.  And we're able to smartly use that earnings growth to both create shareholder value as well as invest back into the franchise on a regular basis.

A couple proof points in terms of reinforcing our results, we're the only company to grow medical customer lives in the United States organically for the last eight years.  We've posted industry-leading medical cost trend for the last five years, and we're on track to do it for a sixth year, this year.  Those are indications of delivering more value than not.  Having said that, we view the marketplace as continuing to be a rapidly changing marketplace, a whole variety of indisputables that exist against the backdrop of aging population, exploding chronic disease, evolution of applied technologies, et cetera that continue to push on the health and the affordability challenges.  So as we've continued to innovate our portfolio, we've also assessed the ability to inorganically accelerate that journey and in the last 30 seconds, stating to the obvious, we chose to accelerate our journey by entering into the intent to acquire Express Scripts.  And that intent to acquire Express Scripts is just a further acceleration of our strategy, delivering really three primary things, furthering our ability to deliver differentiated affordability which we think is job one.  And while we're proud of the fact that we've delivered the lowest medical cost trend in the industry year in and year out, it needs to be better.  And this combination, coupled with our capabilities, enables us to further step function that from an improvement standpoint.

Two, dramatically improve and expand our addressable market or distribution rates, said otherwise, where Cigna has historically been strong in the United States, Express has not.  Where Express has historically been strong in the United States, Cigna is not; complementary in nature relative to distribution, therefore more lives to serve, bigger impact, more resources to invest and better shareholder value.  And on a final note, doing so in a financially prudent way, strong accretion profile, strong free cash flow profile, strong return on capital profile; the ability to de-lever a franchise in an 18-to-24-month time horizon while still leaving capital flexibility to innovate and invest back in the franchise, and positioning us with an outstanding capital profile and free cash flow position post that 18-to-24-month time horizon.

* * *
Kevin Fischbeck:
So now we'll move into the topic du jour which is you have the Express deal.  Can you talk a little bit about, I think from our perspective and a lot of people I've talked to, the thought is that you can come in and make Express better than what it would have been.  But I think the market has a lot of concern about what Express would have been without you.  So how did you get comfortable with that, the due diligence you went through?  I guess the two biggest concerns people have are one, the potential for regulatory scrutiny or pressure, rebates specifically, (inaudible) economic model you gamble  with forward.

Secondly, just understanding the actual reliance that Express has on the end customer, because it's clear, essentially you said out to the market about how much earnings and savings there are from that contract.  So how did you get comfortable with those two points?

David Cordani:
Yes.  So I'll start.  So first, big picture, there's a presumption, I think, maybe in the inference of your question that one company could add value to the other company and question mark vice-versa, where one company is going through more change than the other company.  Just attitudinally the way we run our company is we believe that every company in every space daily confronts a fundamental growth and margin headwind.  So if you don't continue to innovate, if you don't continue to drive change, there is a fundamental headwind that every company faces, sometimes you understand and sometimes you don't.  And if you could face into that and continue to innovate, you could mute the effects of trough's amplitude and the like.

A point too broad for your question though, is as we've discussed in the past, we started our conversation in depth with Express in October and we culminated in March.  So in fact some people would say, wow, it took a long period of time.  From our point of view is it took the appropriate amount of time to make sure we're able to achieve the understanding that was requisite that we needed to achieve.  I would remind folks that we own and operate our own PBM today.  That doesn't mean we have all the answers.  It means we understand the business model quite well and we're able to bring that framework into the conversation.

Then our team went through the appropriate amount of diligence relative to understanding the-- I'll call it the commercial relationships at breadth, the value creators that exist in the franchise, and the value capture tools that exist in the franchise, and then how they exist in the future and how they could be advantaged, and enhanced, and innovated in the future.  And in aggregate, we like the proposition of pulling the capabilities together, as is evidenced by the tremendously attractive financial outlook we see.  But that financial outlook is a result of creating even more value for clients and customers, further improving clinical quality, further improving affordability, further deepening relationships with physician collaboratives and the like to be able to create that value.

So bigger picture, we took our time.  We brought a level of understanding into it.  We did our diligence.  We drew our conclusions and we like the building blocks and capabilities of the (inaudible) the two franchises.

Kevin Fischbeck:	And I guess, is there anything from last week out of DC that makes you think differently or is offering a threat to the combination?

David Cordani:
I think for the process last week, last week is another moment in time that reinforces what we all know, change.  There's going to be more change.  And the changes actually press for a further improvement of affordability or value.  And we're all oriented around as an entity, driving further improvement in affordability and value from that standpoint.  Point two is that the broader chassis of the narrative that led up to last week and last week's culminating conversation on Friday, points toward further push to the private industry to drive more value and even a little bit more latitude within the private industry to drive more value.  But I think it reinforces that you can't stand still.  You have to drive further change.  And as we discussed in our company, stakeholders at every level: federal, state, employer, physicians, consumers; recognize the need for accelerated change.  And we like our position to be able to be a force of good and a force accelerated change here.

Kevin Fischbeck:
And when we think about, so the alternative is you guys put out the proxy today.  So that was-- so it was fun to go through that on Vegas time.  But so in that, you referenced you had a talk with another company and you mentioned rationale for not pursuing that transaction.  You're kind of being, well, we don't need to get-- well, there's risks inherent in getting bigger in a more capital intensive business and a business that's more maybe government related.  So how did you think about that alternative?  Have you thought about horizontal M&A?  Why isn't that the right thing?  Because I think that when the market looks at some of these other companies that you might have been valuing, and they say, yes, it's more capital intensive.  But the capital is going back into growing that business and that's a great return on capital, if you've got the visibility into the growth in that business.  So how did you think about the capital intensity of a horizontal merger versus a vertical one (inaudible)?

David Cordani:
Yeah.  I mean you're calling out one subset of a part of a narrative, which is appropriate.  But stepping back, I think there's a few things that are important to re-underscore.  One, fortunately to the benefit and just good hard work of our 47,000 colleagues around the world, we carried a level of strength into the choices we were able to evaluate.  And that's really important.  It's important to have an organization performing well.

Secondly, we've worked hard to position our company to have strategic optionality, so that delicate balance of focus, but strategic optionality and therefore flexibility.  And as a result, last year we were very clear as we rolled our strategy within our I-Day mid last year is you'd have a very attractive organic outlook for the franchise.  We have a level of capital and fiscal health for the franchise, and we walked through five inorganic priorities for the franchise that we laid out and we set off to systematically evaluate which, if any, alternative we could contemplate pursuing, we thought was going to create the most value in the short, intermediate and long term.  And we concluded that the transaction we entered created the most value short, intermediate, and long term.  And at the same time, evaluating why something wasn't, it's more appropriate to evaluate why something is.  And the constant is the ability to continue to dramatically approve the affordability equation in an environment where our society in the U.S. that is has potentially inappropriately lulled itself to a view of saying that maybe 6% trend is a new normal.

I made up a number, but it's directionally correct.  That's 3 times CPI.  That's unsustainable.  It's fundamentally unsustainable within indisputable demographic that continues to age at 10,000 people a day, with an erosion in chronic disease where 40% of Americans have chronic disease, where somebody with chronic disease is 6 times more likely to be clinically depressed, et cetera, et cetera.  The ability to lean in from another step function in terms of value creation to take our market-leading medical cost trend and bring it down yet again meaningfully further for the benefit of customers, do it with physician partners, with the clinical integration and improve quality of life and affordability.  That's what drove this action.

And the good news is we have choices.  We have choices off a position of strength and financial flexibility.  But what guided us is how we could create the most (inaudible) value for customers as we go forward.

Kevin Fischbeck:
I guess are there any implications from that decision about what you might do next, so in 18 or 24 months your balance sheet is going to be back to where it was.  You're going to be having $6 billion plus of free cash flow.  Does that mean that investment in some these horizontal deals is not necessarily a good idea for the next step?  Because you haven't really changed your senior or state-based capability.

David Cordani:
Correct.  So back to the positioning of the franchise, so important before we get to the timeframe that you referenced, in this interim timeframe, we close the transaction into this calendar year.  We seek to de-lever the franchise in 18 to 24 months.  That's quick for a transaction of this size.  By the end of the day, 18 to 24 months, we're back into our leverage range.  And the capital health of the franchise even during that deleveraging process, allows us to continue to fuel our investment in innovation at the rate and pace that both companies would be feeling from a sovereign  standpoint.  All too often companies stop innovating.  Secondly, continue to allow the capital to continue to support growth.  And third, there's additional capital flexibility even during that deleveraging process for either smaller inorganic activity or share repurchase.

But now going to you point on the back end, 18 to 24 months out, you're at a strategic leverage position and you're dealing with $6-plus billion of free cash flow.  We like that position for the benefit of our shareholders and continue to have choice or optionality with the focus of the business.  We like the positioning from that standpoint as well.  Because it's indisputable we will continue to be in a dynamic environment.  And having choices and the financial health and the operational health with which to consider choices; that's a good place to find yourself.

Kevin Fischbeck:
I guess the other thing that I guess so far at least from our view of the proxy that jumped out was the synergy.  You guys kind of give your view about where the synergy number is going to start off in 2019 and then actually grow.  So $600 million is the number that we've been kind of talking about as far as you would gross $1.5 billion over the next several years.  So how do you think about that and is it that you're going to pass a lot of that back to customers and so $600 million is the right number to think about long term?  Or should we be thinking about increasing the cost savings over the next several years?

David Cordani:	Let's hear it-- the strategy is a little bit of apples and oranges in that.

Eric Palmer:
There's a couple of dynamics that I'd be thinking about as it relates to synergies.  First of all, we talked about $600 million of synergies direct to the benefit of our shareholders.  And think about those as being predominantly driven off of lower administrative costs and things along those lines.  So taking cost out of the system and just improving efficiency from an administrative perspective.  We build to that over the course of the next four years.

On top of that, there's a meaningful amount of improved affordability on improved costs for our customers and clients, Cigna customers and clients as well as Express Script's customers and clients.  That goes to the benefit of (inaudible) that's how we accomplish improved trend and improved affordability outcomes and such (inaudible).

I think we'd be able to put a specific dimension on the amount of that benefit over time.  But we think it's meaningful in terms of further improving the value and further driving to a more sustainable medical cost and pharmacy cost trend perspective for our customers and clients.  So that's on top of that $600 million figure.  Just again, that being the other major component in terms of things that we're doing, we like the potential to bring these capabilities across the organizations together to further align incentives across the overall healthcare ecosystem and to get to better cost outcomes, it will be a lot of value there for our customers and clients.

Kevin Fischbeck:
So the way to think about it is still this $600 million is a number that you're going to ramp up to in the next couple of years as far as we're concerned, the shareholders; it's the other $900 million that's going to go back to the customers from (inaudible), or do you keep some of that money ?

Eric Palmer:
No.  So again, think about the $600 million in terms of the specific amount direct to the shareholders, if you will, in terms of that comment and what hits the run rate by the time you get four years out into the transaction, we provide the (inaudible) in the year-by-year round in terms of how we'd anticipate that coming together.

I think the other view in terms of the more macro number, is it's just a different buildup.  So it's a little bit of apples and oranges and such.  Again, but we'd point to the $600 million of the amount that would inure to the benefit of the shareholders, and meaningful additional value that we'll be working to bring to life for our shareholders or for our clients and customers, excuse me.

Kevin Fischbeck:	Okay. So it's the difference between what goes to clients and what goes to the shareholders?

Eric Palmer:	That's a big part of it. But again, I think getting more to come as we get into the course of the coming months here.

Kevin Fischbeck:
Okay.  So I think that when we first saw that, the thought was there was a lot of upside potential.  Because usually companies may provide synergy guidance and accretion numbers.  And there's usually some sandbagging or something in the original number.  But it's not that?  That's not really the way to think about it that $1.5 billion and $600 million?

Eric Palmer:
Again, I think we're really excited about the total value that we'll create across all the constituencies both from a shareholder perspective as well as from a customer and client perspective.  So just again, we'll be working to deliver those results over the course of a couple years here.

Kevin Fischbeck:
Fair.  And so you guys put out a pro forma kind of $20-21 number in 2021.  It doesn't rely on revenue synergies.  But then you separately outlined, well wait, we think that this is going to be more than just averaging out the revenue growth of the two companies.  Can you walk us through what the opportunities are to get that revenue number up to the kind 6 to 8?  And I guess from the market's perspective, we usually trust the cost synergy number and we usually heavily discount the revenue synergy number.  So I don't know any color you can give on visibility or how you think about the ability to achieve those things.

David Cordani:	Well, I think-- you're better--

Eric Palmer:
Sure, sure.  So I think that a couple of different places to start there.  So first of all, thinking about the possibility and the opportunity to bring Express Scripts' capabilities down into markets that Cigna knows really well.  So for example, the Cigna middle market, is an opportunity to bring additional capabilities from Express into that market is something that we're excited about.  We think that there's a real opportunity there.  Additionally, there's opportunity for Cigna capabilities to be driven into markets where Express really serves well, specifically large what we'd call national accounts, (inaudible) is an example, the opportunity to bring additional services to health plans is a real opportunity as well.

On top of that, there are opportunities now with further improved affordability from Express Scripts bringing additional affordability, a competitive perspective, open up new geographies, so things beyond even where Cigna has been historically from our go-deep framework.

And then last but not least, taking the connectivity and the opportunity to find connectivity between the pharmacy, the specialty pharmacy capabilities, our collaborative relationships; and use that to help further accelerate our ability to growth within the government programs.  The Medicare Advantage space is yet another opportunity.  So you think across those buckets of opportunities where (inaudible) affordability could be created which drives the ability then for additional growth.  We see all those as opportunities to help reach that from the kind of pro forma top-line number to a higher growth number over time.

As you noted, we're not reliant on the growth in synergies in terms of achieving the $20-21 range.  But we see those as opportunities to drive additional growth to the franchise and creating additional value for our shareholders over the course of the coming years, and particularly on the time frame even as you get further down the road and beyond 2021.

Kevin Fischbeck:
And I guess when I think about the values when you bring Express in, my perception was always you have a great review with United.  First you sign a great contract with Catamaran and then had an opportunity to kind of redo the contract when United bought Catamaran.  So the savings, it didn't feel like the savings were going to be getting a better unit cost price on drugs coming in.  So when you think about, when I saw the 50 basis points, 100 basis point accelerate to growth on the Medicare side, it seemed like you were saying, well Part D is going to get cheaper.  And then having a cheaper Part D plan helps us sell Medicare plans.  Because now we can provide more benefits for the same savings versus fee-for-service.  So where do those savings come from by bringing on the Express (inaudible)?

Eric Palmer:
First, just step back a bit.  Cigna owns and operates our own PBM today.  And while we've got an arrangement with Optum, I think are to better (inaudible) Catamaran arrangement that we did a few years ago.  There are a number of key elements that Cigna drives in terms of its PBM today and such.  So let's start with that.

The Optum relationship has worked really well for us.  Our PBM has performed well over the course of the last number of years, driven by the strength of things that we've done on our own, as well as behind contributions from the Optum arrangement.  But as I said, there are a number of elements.  Think about the customer service dimensions.  Think about specialty pharmacy.  Think about some of the things we've done around formulary management and clinical engagement and things along whose lines that have been within the Cigna overall owned framework, and those probably having a disproportionate amount of opportunity relative to further improvements as we step forward in terms of bringing some of the Express Scripts capabilities into the fold here.

David Cordani:
And maybe just to punch that one down one more notch, so take two concrete examples, the-- we'll call it the supply chain management part of the pharmacy process.  Cigna manages that today.  So that's per what Eric described.  But we go concretely to the specialty pharma, today specialty pharma is making $300 billion of spend in the United States.  10 years from now, specialty pharma is estimated to be at $1 trillion of spend.  Today about half the specialty pharmacy spend shows up in the PBM dimension.  The other half is in the (inaudible).  The ability to take our 500 collaborative panel tier relationships and just relieving specialty abilities, and drive the alignment back through the practicing physicians to the benefit of the patient or customer, and then try to align it back to the specialty manufacturer; we love that.  The power of that as a singular example is significant.  There's an even further deepening of that for the Medicare Advantage population for that (inaudible).

All that is within Cigna's direct PBM operational management control.  And as Eric said, internal relationship is performing well.  We like that.  This has-- we have (inaudible) when we run it.  Those lines we'll be able to further strengthen based on the combined entity.

Kevin Fischbeck:
And I guess why weren't you doing-- I guess you're saying your argument is that Express is better than with Optum, what they want to do.  Because why wouldn't you-- if you get benefit from aligning with someone with more scale, why didn't you outsource these things with United before?

David Cordani:
I won't speak about why we didn't do what we did.  I'll speak about why we did do what we did.  So we (inaudible) years ago when the marketplace was (inaudible), well, you probably should sell your PBM.  And we sat back and said, we're going to evaluate the strategic direction of our PBM.  We concluded we're going to retain our PBM, but do something pretty unique.  We broke our PBM up into, if you can visualize, a dozen different modules.  And we determined what was the best play for each one of those modules-- buy, build, align; and we entered a pretty unique strategic path, because that passed out of those modules.  And it served our customers really well over the last handful of years.  It served our customers really well.

And those modules are managed  dynamically.  So that's static.  We have the ability to move in one direction and half in the opposite direction, based on the performance (inaudible) contract.  So it's not as simple as outsourcing or co-sourcing or otherwise.  It's an environment of evolved innovation and it's an example of how deeply is specialty driving into the aligned position relationships.  And what exists right now is an environment of 500 collaborative combo care relationships.  And then within Express, leading specialty capabilities that is not one specialty pharmacy.  There's 14-15 sub specialty pharmacies.  They go down to a level of specificity and excellence that our customers will benefit from and our high-performing physicians will benefit from, and the (inaudible) has the ability to work differently with the supply chain from a value-based standpoint.

And so not a matter of what we did previously.  It's the matter of the opportunity, what we can do prospectively going forward.

Kevin Fischbeck:
Tell me about the timing of process now.  Because we've been kind of waiting for this proxy.  Now that there's the proxy, when should we expect shareholder vote?  When should we expect financing?  And you still look good at that (inaudible) first glimpse?

David Cordani:
So we're committed to the end-of-year close.  Stepping back, as for final, SEC goes through its evaluation, certification of it.  Post the certification of it, that's the triggering event that allows us to move forward and schedule shareholder meeting, continue to work dynamically with the regulatory authorities as needed.  Starting 24 hours post announcement of the transaction, and we'll continue to do so based on what (inaudible) say after these.  I'll ask Eric to comment on the financing.

Eric Palmer:
Yeah, related to the financing, obviously we're spending a fair bit of time on it, watching very closely the market dynamics and the dynamics in terms of securing the permanent financing.  We haven't kind of bid specifically on a date or things along those lines, but would expect as we get closer to a point of close, we'd be looking to lock in the permanent financing considerations and go from there.

Kevin Fischbeck:
Okay.  Ever since CES and Aetna had done theirs, I assume the timeframes are the thought that it has to be much closer to close or that-- or that once the shareholder vote gets done, is that-- you wouldn't do it before the shareholder vote?

Eric Palmer:
I wouldn't put any of the specific (inaudible).  We've got a range of options and such that you might consider that we'll be working through that they can continue to feel good about that ability and path to get to the permanent financing at the appropriate time before we get to close.

FORWARD LOOKING STATEMENTS
Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.
Forward-looking statements, including as they relate to Express Scripts (“Express Scripts”) or Cigna (“Cigna”), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:
•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	the possibility that the anticipated benefits from the merger cannot be realized in full, or at all or may take longer to realize than expected;
•	a longer time than anticipated to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.
IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, the newly formed company which will become the holding company following the transaction (“Holdco”) filed with the SEC a preliminary registration statement on Form S-4 that includes a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. These materials are not final and may be amended.  Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement or the joint proxy statement/prospectus or any other document which Cigna, Express Scripts or Holdco may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary registration statement on Form S-4 filed on May 16, 2018 and the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION
Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts’ directors and executive officers in Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.
NO OFFER OR SOLICITATION
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.